FIRST FOUNDATION INC.

18101 Von Karman Avenue, Suite 700

Irvine, California 92612

(949) 202-4160

December 9, 2013

VIA EDGAR

Division of Corporation Finance

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Attention:	Kathryn McHale, Senior Staff Attorney

Re:	First Foundation Inc. (File No. 000-55090):
Registration Statement on Form 10, Filed October 17, 2013
Company Responses to SEC Staff Comment Letter dated November13, 2013

Ladies and Gentlemen:

Set forth in the attachment to this letter are the responses of First Foundation Inc (the “Company” or “we” or “us”) to the comments of the Staff of the Securities and Exchange Commission in its letter dated November 13, 2013 relating to the Company’s Registration Statement on Form 10 filed with the Commission on October 17, 2013.

If you have any questions or would like to discuss these responses with us, please do not hesitate to call me at (949) 202-4160.

Sincerely,

/s/ JOHN MICHEL
John Michel Executive Vice President & Chief Financial Officer

cc:	Babette Cooper
Ben Phippen
Josh Samples

RESPONSES OF FIRST FOUNDATION INC. (FILE NO. 000-55090)
TO THE COMMENTS OF THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION
RELATING TO THE REGISTRATION STATEMENT ON FORM 10 FILED ON OCTOBER 17, 2013

Set forth below are the responses of First Foundation Inc. (the “Company”, “we”, “our” or “us”) to the comments of the Staff of the Securities and Exchange Commission (the “Commission”), contained in its letter dated November 13, 2013 (the “Comment Letter”) on our Registration Statement on Form 10 (the “Form 10”), filed with the Commission on October 17, 2013. For ease of review, each of the Staff’s comments are presented in the same chronological order as they were presented in the Comment Letter, followed in each case by the Company’s response.

Registration Statement on Form 10

General

1.	Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. After that date, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

Company Response:

We understand that that the Form 10 will become effective on the 60th day after it was filed with the Commission and that, as a result, we will thereupon become subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

2.	Please note the updating requirements of Rule 8-08 of Regulation S-X.

Company Response:

In accordance with the requirements of Rule 8-08 of Regulation S-X, Amendment No. 1 to the Form 10, which is being filed concurrently herewith, contains unaudited interim consolidated financial statements of the Company consisting of a consolidated balance sheet as at September 30, 2013 and consolidated statements of income and comprehensive income, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows for the nine months ended September 30, 2103 and 2012.

Bank Loan Products, page 4

3.	Please elaborate on the underwriting procedures and standards you have in place to limit your risk exposure for each product.

Company Response:

As requested, we have provided additional information regarding our underwriting procedures and standards applicable to each of our loan products, beginning on page 5 of Amendment No. 1 to our Form 10.

Risk Factors, page 22

4.	Some of your risk factors state that you cannot provide assurance of a certain outcome when the real risk is not your inability to provide assurance, but the underlying situation. Please revise this and similar language to describe the real risks of the transaction.

Company Response:

As requested, we have modified the risk factor regarding the Dodd-Frank Act, located on page 26, and the risk factor regarding the reduced disclosures that will be required of us as an emerging growth company, located on page 31, of Amendment No. 1 to the Form 10, to clarify the that the risks arise from the underlying situations.

Although we plan to grow our business by acquiring banks, page 24

5.	We note the Company’s risk factor discussion that, although it seeks to grow through bank acquisitions, such acquisitions may be subject to approval by the Company’s bank regulators. Please revise this risk factor to also include a discussion of the limitations on acquisitions based on the Company’s Term Loan Agreement, as discussed on page 48.

Company Response:

As stated on page 48 of the Form 10, the prohibition contained in the Term Loan Agreement with respect to mergers and acquisitions, is limited to merger and acquisition transactions “outside of our banking operations” (Emphasis added). As a result, the Term Loan Agreement does not limit our ability to grow FFB through bank acquisitions. Therefore, it is respectfully submitted that no change needs to be made to the risk factor on page 24 of the Form 10.

Critical Accounting Policies, page 34

6.	Please revise your critical accounting policies disclosure to include language like that provided in your risk factor on page 31 describing your election to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act. Similar to your disclosure on page 31, your disclosure in the critical accounting policies should explain that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies and that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

Company Response:

We have added the requested disclosure to the discussion of our Critical Accounting Policies on page 35 of Amendment No. 1 to the Form 10.

Delinquent Loans, Nonperforming Assets and Provision for Credit Losses, page 49

7.	Please revise your disclosure on page 50 discussing the scheduled maturities of your loans to include all loan categories. Refer to Item III.B of Industry Guide 3.

Company Response:

As requested, we have added a table to Amendment No. 1 to the Form 10 setting forth the maturity distribution of our loan portfolio by loan category at December 31, 2012 (excluding, as permitted by Item III.B of Industry Guide 3, real estate mortgage loans and consumer loans). This table is located on page 47 of the Amendment No. 1 to our Form 10.

Executive Compensation, page 52

Director Compensation, page 65

8.	Please provide the information for director compensation in tabular format as required by Item 402(r) of Regulation S-K.

Company Response:

As requested, we have presented the information regarding director compensation in tabular form, on page 66 of Amendment No. 1 to the Form 10.

Market Price of and Dividends on the Registrant’s Common Equity, page 68

9.	We note that the Company’s common stock currently has no established trading market. However, to the extent practicable, please provide any price quotations known to the Company, as well as an explanation for such quotations, in conformity with Item 201(a)(1)(iii) of Regulation S-K.

Company Response:

We are not aware of any price quotations for our shares of common stock.

Item 15. Financial Statements and Exhibits

Unaudited Pro Forma Combined Statements, page F-1

10.	Please revise your Form 10 to include pro forma condensed statements of income for the fiscal year ended December 31, 2012 in accordance with Rule 11-02(c). Alternatively, tell us the underlying reasons that you have not included this financial information.

Company Response:

As requested, we have included an unaudited pro forma combined statement of operations for the fiscal year ended December 31, 2012, beginning on Page F-1 of Amendment No. 1 to the Form 10.

11.	We note pro forma adjustments (1) through (4) to the unaudited pro forma combined statements of operations on page F-2. Please revise to remove these adjustments from the face of your pro forma combined statements of operations as these adjustments appear to be giving effect to actions taken by management or expected to occur subsequent to the business combination and / or are generally too uncertain to meet the S-X Article 11 criteria for pro forma adjustments. To the extent you believe this information is important, please limit the disclosures of how these actions are expected to impact the operations and liquidity of the newly combined companies going forward to MD&A and footnote disclosures to the pro forma combined statements of operations.

Company Response:

In response to this comment, we have removed the adjustments in question.

12.	We note your disclosure on page F-27 and F-28 describing the valuation adjustment to your loans that will be accreted over the remaining maturities of the respective loan pools. Please revise to include an adjustment to the pro forma statements of operations giving effect to this adjustment and any other material adjustments resulting from the allocation of the purchase price.

Company Response:

As requested, we have revised the unaudited pro forma combined statement of operations to give effect to the valuation yield adjustment that will be accreted over the remaining maturities of the acquired loans. We have also added pro forma adjustments giving effect to (i) the core deposit intangible and the deposit premium recognized in connection with our acquisition of DCB and (ii)  the tax impact of these adjustments. See pages F-1 and F-2 of Amendment No. 1 to the Form 10.

First Foundation Financial Inc. June 30, 2013 Financial Statements

Note 3: Loans, page F-8

13.	We note that you had no troubled debt restructurings as of December 31, 2012 and 2011. Please revise to disclose your total amount of troubled debt restructurings as of June 30, 2013, or the fact that you had none. Please also provide all disclosures required by ASU 2011-02, as needed.

Company Response:

Troubled debt restructurings (or “TDRs”) totaled $0.1 million at June 30, 2013 and, as disclosed on Page F-9 of Amendment No. 1 to our Form 10, also at September 30, 2013. None of the disclosures required by ASU 2011-02 are applicable to such TDRs.

14.	We note your disclosure on page F-9 that the levels of delinquent loans and non-accrual loans have been adversely impacted by the loans acquired in an acquisition. Please tell us how you classify these loans for past due or for delinquency status, accrual status and impaired status. For example, discuss if these loans are considered past due, non-accrual and/or impaired immediately after acquisition and the reasons for your determination.

Company Response:

Additional disclosures to address this comment have been added on page F-9 of Amendment No. 1 to the Form 10. It should be noted that our determination of past due, nonaccrual and impairment status was not reset as a result of the acquisition. The determination of nonaccrual status for purchased impaired loans is determined in accordance with requirements of GAAP applicable to these types of loans.

First Foundation Inc. 2012 Financial Statements

Notes to the Consolidated Financial Statements

Note 1: Summary of Significant Accounting Policies - Revenue Recognition, page F-24

15.	Please tell us, and revise your disclosure in future filings to disclose, the recorded investment in loans that is considered 90 days past due and still accruing. Refer to ASC 310-10-50-7(b) and
ASC 310-10-55-9.

Company Response:

The headings on the table on page F-31 of Amendment No. 1 to the Form 10 have been revised to clearly show the amount of loans that are considered 90 days past due and still accruing interest.

Note 2: Acquisitions, page F-27

16.	Please revise to include the disclosures required by ASC 805-10-50-2(h).

Company Response:

As requested, we have revised Note 2 to include the supplemental information required by ASC 805-10-50-2(h) with respect to our acquisition of Desert Commercial Bank on August 15, 2012. This supplemental information is set forth on page F-28 of Amendment No. 1 to our Form 10.

Desert Commercial Bank Financial Statements, page F-50

17.	Please revise your Form 10 to include interim financial statements for the period ending June 30, 2012 in accordance with Rule 8-04 of Regulation S-X. Alternatively, tell us the underlying reasons that you have not included interim financial statements for the period ending June 30, 2012 along with the underlying reasons to support your conclusion.

Company Response:

As requested, we have included, beginning on page F-81 of Amendment No. 1 to the Form 10, DCB’s interim financial statements for the six months ended June 30, 2012.

Acknowledgement

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings under the Exchange Act and the Securities Act of 1933, as amended. In addition, if we request acceleration of the effectiveness of our Form 10 Registration Statements, we will provide, in writing to the Commission, the additional acknowledgements set forth on the last page of the Comment Letter.